SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F       X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the nine months ended December 31, 2011 (Tuesday, February 7, 2012)
2.	Notice on the forecast of year-end dividend for the year ending March 31, 2012 (Tuesday, February 7, 2012)
3.	Notice of changes of management (Tuesday, February 7, 2012)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone	: +81-6-6648-2645
Facsimile	: +81-6-6648-2632

FOR IMMEDIATE RELEASE (TUESDAY, FEBRUARY 7, 2012)

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED

DECEMBER 31, 2011 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, February 7, 2012 — Kubota Corporation reported its consolidated results for the nine months ended December 31, 2011 today.

Consolidated Financial Highlights

1. Consolidated results of operations for the nine months ended December 31, 2011

(1) Results of operations	(In millions of yen except per common share amounts)
	Nine months ended Dec. 31, 2011	Change [%]	Nine months ended Dec. 31, 2010	Change [%]
Revenues	¥730,562	7.4	¥679,984	1.0
Operating income	¥76,831	11.4	¥68,951	32.7
Income before income taxes and equity in net income of affiliated companies	¥71,984	(0.3)	¥72,212	36.1
Net income attributable to Kubota Corporation	¥42,798	(2.9)	¥44,070	42.5
Net income attributable to Kubota Corporation per common share
Basic	¥33.84		¥34.65
Diluted	—		—

Notes :

1.	Change[%] represents percentage change from the corresponding period in the prior year.
2.	Comprehensive income for the nine months ended December 31, 2011 and 2010 were ¥23,730 million [(14.4%)] and ¥27,711 million [(41.7%)], respectively.

(2) Financial position	(In millions of yen)
	Dec. 31, 2011	Mar. 31, 2011
Total assets	¥1,389,822	¥1,356,852
Equity	¥676,464	¥681,361
Kubota Corporation shareholders’ equity	¥629,061	¥634,885
Ratio of Kubota Corporation shareholders’ equity to total assets	45.3%	46.8%

2. Cash dividends

	(In yen)
	Cash dividends per common share
	Interim	Year end	Total
Year ended March 31, 2011	¥7.00	¥7.00	¥14.00
Year ending March 31, 2012	¥7.00	¥8.00	¥15.00

Kubota Corporation

and Subsidiaries

3. Anticipated results of operations for the year ending March 31, 2012

	(In millions of yen except per common share amounts)
	Year ending Mar. 31, 2012	Change [%]
Revenues	¥1,000,000	7.1
Operating income	¥100,000	16.1
Income before income taxes and equity in net income of affiliated companies	¥100,000	9.5
Net income attributable to Kubota Corporation	¥60,000	9.4
Net income attributable to Kubota Corporation per common share	¥47.77

Note :

Change[%] represents percentage change from the corresponding period in the prior year.

4. Other information

(1)	Changes in material subsidiaries: No

(2)	Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements: Yes

Please refer to “2. Other information” on page 6.

(3)	Accounting changes for consolidated financial statements

a)    Changes due to the revision of accounting standards: Yes

b)    Changes in matters other than a) above: No

Please refer to “2. Other information” on page 6.

(4)	Number of shares outstanding including treasury stock as of December 31, 2011	:	1,285,919,180
	Number of shares outstanding including treasury stock as of March 31, 2011	:	1,285,919,180
	Number of treasury stock as of December 31, 2011	:	29,988,221
	Number of treasury stock as of March 31, 2011	:	14,206,633
	Weighted average number of shares outstanding during the nine months ended December 31, 2011	:	1,264,696,208
	Weighted average number of shares outstanding during the nine months ended December 31, 2010	:	1,271,786,821

(*Information on status of the quarterly review by the independent auditor)

This release is not reviewed or audited in accordance with Financial Instruments and Exchange Law of Japan by the independent auditor because this release is not subject to the quarterly review. As of the date of this release, the Company’s consolidated financial statements for the nine months ended December 31, 2011 are under procedure of the quarterly review.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Kubota Corporation

and Subsidiaries

1. Review of operations and financial condition

(1)Summary of the results of operations for the nine months under review

For the nine months ended December 31, 2011, revenues of Kubota Corporation and subsidiaries (hereinafter, the “Company”) increased ¥50.6 billion [7.4%], to ¥730.6 billion from the corresponding period in the prior year.

Domestic revenues increased ¥10.8 billion [3.2%], to ¥351.9 billion. All reporting segments recorded increases in domestic revenues. Overseas revenues increased ¥39.8 billion [11.7%], to ¥378.7 billion. Although revenues in Water & Environment Systems and Other decreased, revenues in Farm & Industrial Machinery increased substantially and revenues in Social Infrastructure increased.

Operating income increased ¥7.9 billion [11.4%], to ¥76.8 billion from the corresponding period in the prior year. In spite of the impact of yen appreciation, increased revenues in Farm & Industrial Machinery, notably in overseas markets, and progression of company-wide cost reduction make a contribution to the increase in operating income. Income before income taxes and equity in net income of affiliated companies decreased ¥0.2 billion [0.3%], to ¥72.0 billion. Income taxes were ¥27.4 billion [representing an effective tax rate of 38.1%], and net income decreased ¥2.6 billion [5.2%], to ¥46.7 billion. Net income attributable to Kubota Corporation decreased ¥1.3 billion [2.9%], to ¥42.8 billion from the corresponding period in the prior year.

Revenues from external customers and operating income by each reporting segment are as follows.

1) Farm & Industrial Machinery

Farm & Industrial Machinery comprises farm equipment, engines and construction machinery.

Revenues in this segment increased 9.6%, to ¥536.6 billion from the corresponding period in the prior year, comprising 73.5 % of consolidated revenues.

Domestic revenues increased 2.9%, to ¥177.5 billion. Although the farm equipment markets remained sluggish due to the Great East Japan Earthquake and economic stagnation, sales of farm equipment were almost same level as the prior year owing to implementation of detailed promotional sales activity. Sales of construction machinery recorded substantial increase due to the recovery of the market.

Overseas revenues increased 13.2%, to ¥359.1 billion. In North America, sales of tractors increased owing to aggressive sales promotion activities. In addition, sales of engines substantially increased due to market recovery and sales of construction machinery sharply increased due to an increase in demand and the effect of launching a new product. In Europe, sales of construction machinery and engines largely increased continuously. In Asia outside Japan, sales of tractors and construction machinery increased, while sales of combine harvesters decreased.

Operating income in Farm & Industrial Machinery increased 11.3%, to ¥79.2 billion due to increased revenues and cost reduction.

2) Water & Environment Systems

Water & Environment Systems comprises pipe-related products (ductile iron pipes, plastic pipes, valves, and other products) and environment-related products (environmental plants, pumps and other products).

Revenues in this segment increased 0.2%, to ¥126.8 billion from the corresponding period in the prior year, comprising 17.4 % of consolidated revenues.

Domestic revenues increased 2.7%, to ¥119.2 billion. In pipe-related products, sales of ductile iron pipes increased, while sales of plastic pipes decreased. In environment-related products, sales of pumps and products related to water and sewage treatment increased. Overseas revenues decreased 27.8%, to ¥7.6 billion. In pipe-related products, sales of ductile iron pipes and valves decreased largely. On the other hand, sales of pumps and submerged membrane systems in environment-related products increased.

Operating income in Water & Environment Systems increased 6.3%, to ¥7.1 billion mainly due to an increase in domestic revenues and cost reduction.

Kubota Corporation

and Subsidiaries

3) Social Infrastructure

Social Infrastructure comprises industrial castings, spiral welded steel pipes, vending machines, electronic equipped machinery and air-conditioning equipment.

Revenues in this segment increased 4.5%, to ¥47.0 billion from the corresponding period in the prior year, comprising 6.4 % of consolidated revenues.

Domestic revenues increased 3.2%, to ¥35.2 billion. Although sales of industrial castings and vending machines decreased, sales of spiral welded steel pipes, electronic equipped machinery and air-conditioning equipment increased. Overseas revenues increased 8.6%, to ¥11.8 billion. Sales of industrial castings increased, while sales of spiral welded steel pipes and air-conditioning equipment decreased.

Operating income in Social Infrastructure decreased 7.5%, to ¥2.3 billion due to intensification of competition.

4) Other

Other comprises construction, services and other businesses.

Revenues in this segment increased 7.3%, to ¥20.1 billion from the corresponding period in the prior year, comprising 2.7 % of consolidated revenues.

Although sales of construction decreased, sales of services and other businesses increased.

Operating income in Other increased 27.2%, to ¥1.5 billion.

(2) Financial condition

1) Assets, liabilities and equity

Total assets at the end of December 2011 amounted to ¥1,389.8 billion, an increase of ¥33.0 billion from the end of March 2011. As for assets, current assets increased largely centering on inventories.

As for liabilities, accounts payable increased substantially. Equity decreased slightly. Although retained earnings increased due to recorded net income, accumulated comprehensive loss deteriorated and treasury stock increased. Shareholders’ equity ratio was 45.3%, 1.5 percentage points lower than the prior fiscal year end.

2) Cash flows

Net cash provided by operating activities during the nine months under review was ¥58.9 billion, a decrease of ¥8.1 billion of cash inflow from the corresponding period in the prior year. This decrease was due to a decrease in net income and changes in working capital.

Net cash used in investing activities was ¥46.2 billion, an increase of ¥12.6 billion of cash outflow from the corresponding period in the prior year. This increase was mainly due to a decrease in proceeds from sales and redemption of investments and an increase in finance receivables.

Net cash used in financing activities was ¥13.1 billion, a decrease of ¥23.8 billion of cash outflow from the corresponding period in the prior year. Although purchases of treasury stock and cash dividends increased, an increase in proceeds from issuance of long-term debt resulted in a decrease of cash outflow.

As a result, including the effect of exchange rate changes, cash and cash equivalents at the end of December 2011 was ¥103.3 billion, a decrease of ¥2.0 billion from the beginning of the period.

(3) Prospect for the year ending March 31, 2012

The forecasts of the anticipated results of operations for the year ending March 31, 2012, which were announced on June 20, 2011, remain unchanged.

The forecasts are based on the assumption of exchange rates of ¥80=US$1 and ¥111=1Euro, respectively.

Kubota Corporation

and Subsidiaries

2. Other information

(1) Changes in material subsidiaries

None

(2) Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements

The provision for income taxes is computed by multiplying quarterly income before income taxes and equity in net income of affiliated companies by estimated annual effective tax rate.

(3) Accounting changes for consolidated financial statements

The Company adopted a new accounting standard related to revenue recognition for multiple-deliverable arrangements from April 1, 2011. This standard requires that arrangement consideration be allocated to all deliverables using a selling price or estimated selling price and eliminates the residual method of allocation. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Kubota Corporation

and Subsidiaries

3. Consolidated financial statements

(1) Consolidated balance sheets

Assets	(In millions of yen)
	Dec. 31, 2011		Mar. 31, 2011		Change	Dec. 31, 2010
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	103,267		105,293		(2,026)	106,126
Notes and accounts receivable	356,171		353,608		2,563	350,249
Short-term finance receivables-net	103,112		100,437		2,675	102,463
Inventories	203,359		174,217		29,142	193,494
Other current assets	61,933		43,649		18,284	59,442

Total current assets	827,842	59.6	777,204	57.3	50,638	811,774	58.2

Investments and long-term finance receivables	305,412	22.0	316,896	23.4	(11,484)	323,760	23.2

Property, plant, and equipment	208,506	15.0	217,358	16.0	(8,852)	215,428	15.4

Other assets	48,062	3.4	45,394	3.3	2,668	43,920	3.2

Total	1,389,822	100.0	1,356,852	100.0	32,970	1,394,882	100.0

Liabilities and Equity	(In millions of yen)
	Dec. 31, 2011		Mar. 31, 2011		Change	Dec. 31, 2010
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	75,759		76,642		(883)	77,582
Notes and accounts payable	211,847		164,803		47,044	191,453
Other current liabilities	111,893		108,127		3,766	105,698
Current portion of long-term debt	64,879		85,556		(20,677)	89,070

Total current liabilities	464,378	33.4	435,128	32.1	29,250	463,803	33.3

Long-term liabilities:
Long-term debt	209,986		191,760		18,226	198,665
Accrued retirement and pension costs	28,781		35,285		(6,504)	33,676
Other long-term liabilities	10,213		13,318		(3,105)	14,690

Total long-term liabilities	248,980	17.9	240,363	17.7	8,617	247,031	17.7
Equity:
Kubota Corporation shareholders’ equity:
Common stock	84,070		84,070		—	84,070
Capital surplus	88,462		89,140		(678)	89,381
Legal reserve	19,539		19,539		—	19,539
Retained earnings	541,956		516,858		25,098	506,106
Accumulated other comprehensive loss	(85,616)		(65,381)		(20,235)	(53,887)
Treasury stock	(19,350)		(9,341)		(10,009)	(9,332)

Total Kubota Corporation shareholders’ equity	629,061	45.3	634,885	46.8	(5,824)	635,877	45.6
Noncontrolling interests	47,403	3.4	46,476	3.4	927	48,171	3.4

Total equity	676,464	48.7	681,361	50.2	(4,897)	684,048	49.0

Total	1,389,822	100.0	1,356,852	100.0	32,970	1,394,882	100.0

Kubota Corporation

and Subsidiaries

(2) Consolidated statements of income

	(In millions of yen)
	Nine months ended Dec. 31, 2011		Nine months ended Dec. 31, 2010		Change		Year ended Mar. 31, 2011
	Amount	%	Amount	%	Amount	%	Amount	%
Revenues	730,562	100.0	679,984	100.0	50,578	7.4	933,685	100.0
Cost of revenues	531,309	72.7	490,345	72.1	40,964	8.4	678,653	72.7
Selling, general, and administrative expenses	121,050	16.6	120,125	17.7	925	0.8	165,407	17.7
Other operating expenses	1,372	0.2	563	0.1	809	143.7	3,514	0.4

Operating income	76,831	10.5	68,951	10.1	7,880	11.4	86,111	9.2
Other income (expenses):
Interest and dividend income	3,201		3,084		117		3,429
Interest expense	(1,071)		(1,364)		293		(1,632)
Gain (loss) on sales of securities-net	(1)		4,517		(4,518)		4,845
Valuation loss on other investments	(1,491)		(1,696)		205		(1,758)
Gain on nonmonetary exchange of securities	—		2,774		(2,774)		2,774
Foreign exchange loss-net	(8,802)		(2,908)		(5,894)		(1,640)
Other-net	3,317		(1,146)		4,463		(829)

Other income (expenses), net	(4,847)		3,261		(8,108)		5,189

Income before income taxes and equity in net income of affiliated companies	71,984	9.9	72,212	10.6	(228)	(0.3)	91,300	9.8

Income taxes	27,403		24,202		3,201		30,684

Equity in net income of affiliated companies	2,073		1,226		847		492

Net income	46,654	6.4	49,236	7.2	(2,582)	(5.2)	61,108	6.5

Less: Net income attributable to noncontrolling interests	3,856		5,166		(1,310)		6,286

Net income attributable to Kubota Corporation	42,798	5.9	44,070	6.5	(1,272)	(2.9)	54,822	5.9

Net income attributable to Kubota Corporation per common share
	(In yen)

Basic	33.84		34.65				43.11

Kubota Corporation

and Subsidiaries

(3) Consolidated statements of comprehensive income

	(In millions of yen)
	Nine months ended Dec. 31, 2011	Nine months ended Dec. 31, 2010	Change
Net income	46,654	49,236	(2,582)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(14,977)	(18,742)	3,765
Unrealized losses on securities	(8,447)	(3,224)	(5,223)
Unrealized gains on derivatives	551	544	7
Pension liability adjustments	(51)	(103)	52

Other comprehensive loss	(22,924)	(21,525)	(1,399)

Comprehensive income	23,730	27,711	(3,981)
Less: Comprehensive income attributable to noncontrolling interests	1,123	3,037	(1,914)

Comprehensive income attributable to Kubota Corporation	22,607	24,674	(2,067)

Kubota Corporation

and Subsidiaries

(4) Consolidated statements of cash flows

	(In millions of yen)
	Nine months ended Dec. 31, 2011	Nine months ended Dec. 31, 2010	Change
Operating activities:
Net income	46,654	49,236
Depreciation and amortization	17,299	19,989
(Gain) loss on sales of securities-net	1	(4,517)
Valuation loss on other investments	1,491	1,696
Gain on nonmonetary exchange of securities	—	(2,774)
Equity in net income of affiliated companies	(2,073)	(1,226)
Deferred income taxes	5,545	8,472
(Increase) decrease in notes and accounts receivable	(9,073)	13,688
Increase in inventories	(35,827)	(29,596)
Increase in other current assets	(15,603)	(7,521)
Increase in trade notes and accounts payable	49,122	35,353
Increase (decrease) in income taxes payable	3,713	(16,471)
Increase in other current liabilities	1,362	4,289
Decrease in accrued retirement and pension costs	(6,537)	(6,725)
Other	2,796	3,056

Net cash provided by operating activities	58,870	66,949	(8,079)

Investing activities:
Purchases of fixed assets	(15,193)	(18,500)
Proceeds from sales of property, plant, and equipment	204	604
Proceeds from sales and redemption of investments	51	5,676
Increase in finance receivables	(135,759)	(130,656)
Collection of finance receivables	108,810	107,695
Net increase in short-term loan receivables from affiliated companies	(2,990)	—
Net (increase) decrease in time deposits	(3)	2,254
Other	(1,367)	(750)

Net cash used in investing activities	(46,247)	(33,677)	(12,570)

Financing activities:
Proceeds from issuance of long-term debt	80,809	46,819
Repayments of long-term debt	(69,928)	(75,366)
Net increase in short-term borrowings	4,900	6,943
Cash dividends	(17,700)	(15,267)
Purchases of treasury stock	(10,010)	(42)
Other	(1,126)	92

Net cash used in financing activities	(13,055)	(36,821)	23,766

Effect of exchange rate changes on cash and cash equivalents	(1,594)	(1,753)	159

Net decrease in cash and cash equivalents	(2,026)	(5,302)
Cash and cash equivalents at beginning of period	105,293	111,428

Cash and cash equivalents at end of period	103,267	106,126	(2,859)

(5) Notes to assumption for going concern

None

Kubota Corporation

and Subsidiaries

(6) Consolidated segment information

1) Reporting segments

Nine months ended December 31, 2011	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	536,637	126,791	47,013	20,121	—	730,562
Intersegment	41	583	2,227	14,129	(16,980)	—

Total	536,678	127,374	49,240	34,250	(16,980)	730,562

Operating income	79,150	7,071	2,267	1,534	(13,191)	76,831

Nine months ended December 31, 2010	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	489,676	126,575	44,981	18,752	—	679,984
Intersegment	44	605	1,970	10,046	(12,665)	—

Total	489,720	127,180	46,951	28,798	(12,665)	679,984

Operating income	71,084	6,653	2,452	1,206	(12,444)	68,951

Notes:

1. The amounts in “Adjustments” include the eliminations of intersegment transactions and the unallocated corporate expenses.

2. The aggregated amounts of operating income equal to those in the consolidated statements of income, and please refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment revenues are recorded at arm’s length prices.

2) Geographic segments

Information for revenues from external customers by destination	(In millions of yen)
	Nine months ended Dec. 31, 2011	Nine months ended Dec. 31, 2010
Japan	351,865	341,093
North America	161,667	135,793
Europe	68,892	57,755
Asia Outside Japan	125,147	121,401
Other Areas	22,991	23,942

Total	730,562	679,984

Notes:

1. Revenues from North America include those from the United States of ¥138,620 million and ¥115,368 million for the nine months ended December 31, 2011 and 2010, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Kubota Corporation

and Subsidiaries

(7) Consolidated statements of changes in equity

	(In millions of yen)
	Shares of common stock outstanding (thousands)	Kubota Corporation shareholders’ equity						Non- controlling interests	Total equity
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive loss	Treasury stock
Balance at March 31, 2011	1,271,713	84,070	89,140	19,539	516,858	(65,381)	(9,341)	46,476	681,361

Net income					42,798			3,856	46,654
Other comprehensive loss						(20,191)		(2,733)	(22,924)
Cash dividends paid to Kubota Corporation shareholders, ¥14 per common share					(17,700)				(17,700)
Cash dividends paid to noncontrolling interests								(294)	(294)
Purchases and sales of treasury stock	(15,782)						(10,009)		(10,009)
Increase in noncontrolling interests related to contribution								73	73
Changes in ownership interests in subsidiaries			(678)			(44)		25	(697)

Balance at December 31, 2011	1,255,931	84,070	88,462	19,539	541,956	(85,616)	(19,350)	47,403	676,464

Kubota Corporation

and Subsidiaries

(8) Consolidated revenues by reporting segment

	(In millions of yen)
	Nine months ended Dec. 31, 2011		Nine months ended Dec. 31, 2010		Change		Year ended Mar. 31, 2011
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	461,772	63.2	435,407	64.0	26,365	6.1	580,671	62.2
Domestic	157,139		157,432		(293)	(0.2)	205,676
Overseas	304,633		277,975		26,658	9.6	374,995
Construction Machinery	74,865	10.3	54,269	8.0	20,596	38.0	70,847	7.6
Domestic	20,389		15,079		5,310	35.2	20,710
Overseas	54,476		39,190		15,286	39.0	50,137
Farm & Industrial Machinery	536,637	73.5	489,676	72.0	46,961	9.6	651,518	69.8
Domestic	177,528	24.3	172,511	25.4	5,017	2.9	226,386	24.3
Overseas	359,109	49.2	317,165	46.6	41,944	13.2	425,132	45.5
Pipe-Related Products	87,429	12.0	91,127	13.4	(3,698)	(4.1)	121,836	13.0
Domestic	84,587		84,270		317	0.4	113,584
Overseas	2,842		6,857		(4,015)	(58.6)	8,252
Environment-Related Products	39,362	5.4	35,448	5.2	3,914	11.0	70,932	7.6
Domestic	34,647		31,833		2,814	8.8	65,090
Overseas	4,715		3,615		1,100	30.4	5,842
Water & Environment Systems	126,791	17.4	126,575	18.6	216	0.2	192,768	20.6
Domestic	119,234	16.4	116,103	17.1	3,131	2.7	178,674	19.1
Overseas	7,557	1.0	10,472	1.5	(2,915)	(27.8)	14,094	1.5
Social Infrastructure	47,013	6.4	44,981	6.6	2,032	4.5	60,439	6.5
Domestic	35,187	4.8	34,088	5.0	1,099	3.2	44,278	4.8
Overseas	11,826	1.6	10,893	1.6	933	8.6	16,161	1.7
Other	20,121	2.7	18,752	2.8	1,369	7.3	28,960	3.1
Domestic	19,916	2.7	18,391	2.7	1,525	8.3	28,575	3.0
Overseas	205	0.0	361	0.1	(156)	(43.2)	385	0.1
Total	730,562	100.0	679,984	100.0	50,578	7.4	933,685	100.0
Domestic	351,865	48.2	341,093	50.2	10,772	3.2	477,913	51.2
Overseas	378,697	51.8	338,891	49.8	39,806	11.7	455,772	48.8

Kubota Corporation

and Subsidiaries

(9) Anticipated consolidated revenues by reporting segment

	(In billions of yen)
	Year ending Mar. 31, 2012		Year ended Mar. 31, 2011		Change
	Amount	%	Amount	%	Amount	%
Domestic	236.0		226.4		9.6	4.2
Overseas	467.0		425.1		41.9	9.8
Farm & Industrial Machinery	703.0	70.3	651.5	69.8	51.5	7.9
Domestic	187.0		178.7		8.3	4.7
Overseas	15.0		14.1		0.9	6.4
Water & Environment Systems	202.0	20.2	192.8	20.6	9.2	4.8
Domestic	48.0		44.3		3.7	8.4
Overseas	17.0		16.2		0.8	5.2
Social Infrastructure	65.0	6.5	60.4	6.5	4.6	7.5
Domestic	30.0		28.6		1.4	5.0
Overseas	—		0.4		(0.4)	(100.0)
Other	30.0	3.0	29.0	3.1	1.0	3.6
Total	1,000.0	100.0	933.7	100.0	66.3	7.1

Domestic	501.0	50.1	477.9	51.2	23.1	4.8
Overseas	499.0	49.9	455.8	48.8	43.2	9.5

Kubota Corporation

and Subsidiaries

4. The results of operations for the three months ended December. 31, 2011

(1) Consolidated statements of income

	(In millions of yen)
	Three months ended Dec. 31, 2011		Three months ended Dec. 31, 2010		Change
	Amount	%	Amount	%	Amount	%

Revenues	248,849	100.0	230,938	100.0	17,911	7.8
Cost of revenues	180,201	72.4	164,950	71.4	15,251	9.2
Selling, general, and administrative expenses	40,823	16.4	40,066	17.3	757	1.9
Other operating expenses	243	0.1	140	0.1	103	73.6

Operating income	27,582	11.1	25,782	11.2	1,800	7.0

Other income (expenses):
Interest and dividend income	1,229		962		267
Interest expense	(300)		(437)		137
Gain (loss) on sales of securities-net	(1)		4,372		(4,373)
Valuation loss on other investments	(87)		(1,688)		1,601
Foreign exchange gain (loss) -net	(2,267)		872		(3,139)
Other-net	1,461		(692)		2,153

Other income (expenses), net	35		3,389		(3,354)

Income before income taxes and equity in net income of affiliated companies	27,617	11.1	29,171	12.6	(1,554)	(5.3)

Income taxes	10,754		9,499		1,255

Equity in net income of affiliated companies	893		696		197

Net income	17,756	7.1	20,368	8.8	(2,612)	(12.8)

Less: Net income attributable to noncontrolling interests	1,296		2,008		(712)

Net income attributable to Kubota Corporation	16,460	6.6	18,360	8.0	(1,900)	(10.3)

Net income attributable to Kubota Corporation per common share

	(In yen)

Basic	13.11		14.44

Kubota Corporation

and Subsidiaries

(2) Consolidated segment information

1) Reporting segments

Three months ended December 31, 2011	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	174,977	50,533	16,410	6,929	—	248,849
Intersegment	15	258	761	5,144	(6,178)	—

Total	174,992	50,791	17,171	12,073	(6,178)	248,849

Operating income	26,692	3,602	1,159	700	(4,571)	27,582

Three months ended December 31, 2010	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	158,994	51,903	13,750	6,291	—	230,938
Intersegment	13	133	662	3,949	(4,757)	—

Total	159,007	52,036	14,412	10,240	(4,757)	230,938

Operating income	24,438	4,566	560	440	(4,222)	25,782

Notes:

1. The amounts in “Adjustments” include the eliminations of intersegment transactions and the unallocated corporate expenses.

2. The aggregated amounts of operating income equal to those in the consolidated statements of income, and please refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment revenues are recorded at arm's length prices.

2) Geographic segments

Information for revenues from external customers by destination	(In millions of yen)
	Three months ended Dec. 31, 2011	Three months ended Dec. 31, 2010
Japan	122,581	116,304
North America	59,609	53,576
Europe	20,733	15,666
Asia Outside Japan	38,445	36,393
Other Areas	7,481	8,999

Total	248,849	230,938

Notes:

1. Revenues from North America include those from the United States of ¥51,113 million and ¥47,421 million for the three months ended December 31, 2011 and 2010, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Kubota Corporation

and Subsidiaries

(3) Consolidated revenues by reporting segment

	(In millions of yen)
	Three months ended Dec. 31, 2011		Three months ended Dec. 31, 2010		Change
	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	149,863	60.2	140,251	60.7	9,612	6.9
Domestic	46,832		45,033		1,799	4.0
Overseas	103,031		95,218		7,813	8.2
Construction Machinery	25,114	10.1	18,743	8.1	6,371	34.0
Domestic	9,012		6,482		2,530	39.0
Overseas	16,102		12,261		3,841	31.3
Farm & Industrial Machinery	174,977	70.3	158,994	68.8	15,983	10.1
Domestic	55,844	22.4	51,515	22.3	4,329	8.4
Overseas	119,133	47.9	107,479	46.5	11,654	10.8
Pipe-Related Products	35,455	14.2	37,728	16.3	(2,273)	(6.0)
Domestic	34,988		35,350		(362)	(1.0)
Overseas	467		2,378		(1,911)	(80.4)
Environment-Related Products	15,078	6.1	14,175	6.2	903	6.4
Domestic	12,750		12,391		359	2.9
Overseas	2,328		1,784		544	30.5
Water & Environment Systems	50,533	20.3	51,903	22.5	(1,370)	(2.6)
Domestic	47,738	19.2	47,741	20.7	(3)	(0.0)
Overseas	2,795	1.1	4,162	1.8	(1,367)	(32.8)
Social Infrastructure	16,410	6.6	13,750	6.0	2,660	19.3
Domestic	12,088	4.9	10,816	4.7	1,272	11.8
Overseas	4,322	1.7	2,934	1.3	1,388	47.3
Other	6,929	2.8	6,291	2.7	638	10.1
Domestic	6,911	2.8	6,232	2.7	679	10.9
Overseas	18	0.0	59	0.0	(41)	(69.5)
Total	248,849	100.0	230,938	100.0	17,911	7.8
Domestic	122,581	49.3	116,304	50.4	6,277	5.4
Overseas	126,268	50.7	114,634	49.6	11,634	10.1

February 7, 2012

To whom it may concern

Kubota Corporation
2-47, Shikitsu-higashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Contact: IR Group
Global Management Promotion Dept.
Planning & Control Headquarters
Phone: +81-6-6648-2645

Notice on the forecast of year-end dividend for the year ending March 31, 2012

Please be advised that Kubota Corporation (hereinafter “the Company”) forecasts the year-end dividend per common share for the year ending March 31, 2012 as follows:

	(per common share)
	Interim dividend	Year-end dividend	Annual dividend
This fiscal year ending March 31, 2012	¥7	¥8	¥15
	(paid)	(forecast)
Comparable previous year ended March 31, 2011	¥7	¥7	¥14

The Company believes returning profit to shareholders is its important mission and executes it through providing stable, sustainable cash dividends, and repurchase and retirement of its own shares.

Considering these policies of returning profit to shareholders and the Company’s current business performance, the Company intends to increase the year-end dividend per common share by ¥1 to ¥8 from previous year.

Accordingly, the annual dividends per common share for the year ending March 31, 2012 will increase ¥1 to ¥15, including the interim dividend of ¥7.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

February 7, 2012

To whom it may concern

Kubota Corporation
2-47, Shikitsu-higashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Contact: IR Group
Global Management Promotion Dept.
Planning & Control Headquarters
Phone: +81-6-6648-2645

Notice of Changes of Management

Please be advised that the Board of Directors of Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on February 7, 2012 to propose the following persons as candidates for the Board of Directors at the 122nd ordinary general meeting of shareholders to be held in late June 2012 and to change Executive Officers on April 1, 2012 as follows.

1) Candidates for the Board of Directors <Date of assuming office: late June 2012>

Name	Current responsibility
Yasuo Masumoto	Representative Director, Chairman, President & CEO
Tetsuji Tomita	Representative Director and Executive Vice President
Satoru Sakamoto	Director and Senior Managing Executive Officer
Masatoshi Kimata	Senior Managing Executive Officer (New nomination for Director)
Toshihiro Kubo	Director and Managing Executive Officer
Shigeru Kimura	Managing Executive Officer (New nomination for Director)
Yuzuru Mizuno	Director
Junichi Sato	Director

2) Retirement of Directors (Expiration of the term of office) <Date of retirement: late June 2012>

Name	After retirement
Takeshi Torigoe	Senior Managing Executive Officer
Masayoshi Kitaoka	Advisor

3) Candidates for new Executive Officers <Date of assuming office: April 1, 2012>

Name	Current responsibility
Hironobu Kubota	Dispatched and engaging in operation of Kubota Manufacturing of America Corp.
Junji Ogawa	General Manager of Coordination Dept. and Overseas Project Management Dept. in Water & Environment Systems Consolidated Division
Yasuo Nakata	General Manager of Machinery Quality Assurance Headquarters and International Quality Assurance Dept. in Machinery Quality Assurance Headquarters
Masato Yoshikawa	General Manager of Corporate Planning & Control Dept. in Planning & Control Headquarters

4) Retirement of Executive Officers (Expiration of the term of office) <Date of retirement: March 31, 2012>

Name	After retirement
Masayoshi Kitaoka	Director
Eisaku Shinohara	Advisor (Date of assuming office: April 1, 2012)
Hideki Iwabu	President of Kubota Environmental Service Co., Ltd. (Date of assuming office: April 1, 2012)

5) Change of title of Executive Officer <Date of change: April 1, 2012>

Name	Current title	New title
Yujiro Kimura	Executive Officer	Managing Executive Officer

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: February 7, 2012	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer
General Manager of
Global Management Promotion Department